Exhibit 99.1

BW LPG Limited – Financial Results for Q1 2026

Singapore, 2 June 2026

Highlights Q1 2026

Financial performance

●	Q1 2026 profit attributable to equity holders of the Company ended at US$164 million, representing an earnings per share of US$1.08, contributed by strong shipping performance and a significant positive unrealised MtM valuation gain in the BW Product Services trading portfolio.

Commercial performance

●	TCE income – Shipping Q1 2026 concluded at US$55,500 per available day and US$51,300 per calendar day, above our guidance of US$54,000 per day. The earnings also reflect the Company’s time charter coverage of 53% of available days at US$48,200 per day.

Q2 2026 TCE guidance

●	Fixed 85% of available fleet days at an average rate of ~US$81,000 per day.

Cash dividend declared

●	The Company declared a Q1 2026 cash dividend of US$0.67 per share, which consists of 100% of Shipping NPAT Q1 2026, in addition to US$0.11 per share from BW Product Services’ capital return from 2025.

Subsequent events

●	Signed newbuilding contract for eight 90‘cbm Panamax VLGCs with expected deliveries from start of 2029 to Q2 2030 with a total price of approximately US$940 million.

●	BW Brage and BW Gemini fixed for three- and five-year time charter out agreements in the low US$40,000s per day.

●	BW Pampero fixed for one-year time charter out at high US$60,000 per day with delivery in August.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q1 2026 Net Profit After Tax (NPAT) of US$187 million, yielding an annualised return on equity of 38%. The Q1 profit attributable to the equity holders of the Company was US$164 million, and earnings per share were US$1.08.

The Company reported ample liquidity of US$618 million. The end-of-quarter net leverage ratio was 26.3%, compared to 28.4% as of 31 December 2025.

The Board declared a cash dividend of US$0.67 per share, which consists of 100% of Shipping NPAT Q1 2026, in addition to US$0.11 per share from BW Product Services’ capital return from 2025, above the dividend policy.

Commercial Performance Shipping

The Q1 2026 shipping performance resulted in US$55,500 per available day and US$51,300 per calendar day, with 92% fleet utilisation. Time Charter Equivalent (TCE) income was US$197.7 million for the quarter, with the BW LPG India subsidiary contributing a TCE income of US$29 million for the quarter.

For Q2 2026, the Company has fixed ~85% of available days at an average rate of ~US$81,000 per day.

For FY 2026, the Company has secured 39% of the fleet capacity on fixed-rate time charters at US$44,800 per day, and an additional 3% through FFA hedges at an average rate of US$48,100 per day.

Product Services

Product Services presents a strong quarter, reporting a gross profit of US$127 million and a net profit after tax of US$98 million for this quarter. This gross profit comprises of a positive unrealised mark-to-market change of US$137 million from our open cargo contracts and hedging transactions, offset by a realised trading loss of US$10 million from our portfolio of cargo, freight and hedging transactions.

Market Update

During Q1 2026, the VLGC market experienced one of its most disruptive events on record. Towards the end of February, the outbreak of war in the Middle East led to the blockade of the Strait of Hormuz, disrupting significant LPG export volumes from the region.

Initially, spot freight rates declined as market participants anticipated an oversupply of vessels. However, the market quickly tightened as LPG buyers turned to the US to replace lost Middle Eastern volumes.

At the same time, fewer VLGCs than expected repositioned from the Middle East to the US, likely reflecting expectations of a short-lived disruption and operational constraints related to US trading requirements.

As a result, vessel availability in the US Gulf tightened rapidly, driving spot freight rates sharply higher.

The market was further supported by increased congestion and higher transit fees in the Panama Canal, which caused more VLGCs to sail via the Cape of Good Hope to Asia, effectively reducing vessel supply.

Cargo Movements

LPG exports from the US carried on VLGCs increased by 5.9% in Q1 2026 compared to Q1 2025. Following the end of the quarter, export growth accelerated as the blockade of the Strait of Hormuz increased demand for US LPG, supported by additional capacity from new export terminals.

In April 2026, US LPG exports to China reached their highest level since May 2025, although volumes remained below the levels seen prior to the escalation of trade tensions between China and the US.

During the first three months of 2026, LPG exports on VLGCs out of the Middle East fell by 22% compared to the same period in 2025, as the outbreak of war resulted in a blockade of the Strait of Hormuz and a severely restricted flow of LPG volumes.

Far East LPG imports on VLGCs declined by 8% in Q1 2026 compared to the same period in 2025. The decrease was driven primarily by lower Chinese imports, which fell by 13% as the country continued to draw on LPG inventories.

Imports shipped on VLGCs into Southeast Asia increased by 7% during the quarter, while India also recorded modest import growth despite the outbreak of war in the Middle East. Both regions are, however, expected to see weaker import volumes during Q2 2026.

Panama Canal

Even before the outbreak of war in the Middle East, the new locks of the Panama Canal were operating at near full capacity. In the wake of the closing of the Strait of Hormuz, demand for using the canal increased further. This was especially visible as LPG and oil tankers drove a sharp increase in transit auction fees, which at one point reached USD 4m for a single transit.

As a result, more VLGCs opted to sail via the Cape of Good Hope rather than transit the canal, reducing vessel supply in the market.

In the coming years, demand for using the Panama Canal will likely continue to grow as LNG, ethane and LPG newbuildings are delivered.

China PDH plants

In China, average operating rates at PDH plants declined sharply following the blockade of the Strait of Hormuz. Run rates now appear to have stabilized, albeit at below-normal levels.

At the same time, Chinese LPG inventories have fallen to the lowest level in more than three years, suggesting the potential for pent-up demand if the Middle East conflict is resolved.

Looking ahead, two additional PDH plants are scheduled to start up in 2026, followed by a further six, four and two in 2027, 2028 and 2029 respectively.

Fleet Capacity

The VLGC fleet currently stands at 429 ships, with an orderbook of 130 vessels. Year to date, 18 new VLGCs have been delivered, with 20 more scheduled for the remainder of 2026. For new orders, well-established shipyards are indicating delivery slots no earlier than the second half of 2029 for VLGCs. More than 9% of the existing fleet are 25 years or older.

Market Outlook

VLGC freight rates are expected to remain highly sensitive to geopolitical developments. Current earnings continue to be supported by trading inefficiencies and a shortage of available vessels on the US–Far East trade.

A full reopening of the Strait of Hormuz would likely narrow the US–Far East arbitrage and could put downward pressure on US Gulf spot freight rates.

Over the longer term, LPG exports from North America are expected to continue growing, supported by new export infrastructure and increasingly gas-rich oil production from the Permian Basin.

Middle East LPG exports are likely to remain constrained for the duration of the conflict involving Iran, the US and Israel. While a reopening of the Strait of Hormuz would allow exports to recover from current levels, uncertainty remains regarding the timeline for repairing export infrastructure damaged during the war.

Q1 2026 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q1 2026 Earnings Presentation and Interim Financial Report, or download the documents here: https://www.bwlpg.com/investor/financial-reports-presentations/

BW LPG will present its financial results at 08:00hrs EDT/ 14:00hrs CEST/ 20:00hrs SGT today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The presentation will be held live via Zoom. Please register at the link below:

https://bit.ly/BWLPGQ12026

Registered participants will receive a confirmation email containing access details for the Zoom meeting. A recording of the presentation will be made available on the Company’s website following the event at https://www.bwlpg.com/investor/financial-reports-presentations/

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including over 20 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global energy and maritime company involved in shipping, deepwater oil & gas production, renewable energy and digital infrastructure. BW controls a fleet of over 400 vessels transporting oil, gas and dry commodities. In the infrastructure space, the group operates in wind, batteries, water, subsea cable networks and data centres. bw-group.com

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

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